Fonar Corporation
110 Marcus Dr.
Melville, NY 11747

November 21, 1997


Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re:  Fonar Corporation
     Withdrawal of Registration Statement
     Form RW

To Whom It May Concern:

              This letter is to supplement Fonar Corporation's previous advise that the Company is withdrawing the following
Registration Statement:

              Fonar Corporation
              Form S-4 Registration Statement
              File No. 333-10183
              Accession Number 0000355019-96-000009

              The Commission previously advised the Company that to utilize Form S-3 in this case, the Registration Statement should be withdrawn and a new Registration filed. The Commission also questioned the appropriateness of the use of Form S-4.

              Please advise if there are any questions.

                               Very truly yours,


                               /s/ Raymond V. Damadian
                               Raymond V. Damadian
                               President and Chairman of the Board


                               /s/ Henry T. Meyer
                               Henry T. Meyer
                               General Counsel